

Sarah England · 3rd

Vice Chair - Research/Dept of Obstetrics and Gynecology at Washington University School of Medicine in St. Louis

St Louis, Missouri, United States · Contact info

348 connections

University of Iowa

Vanderbilt University School of Medicine

Experience

Associate Professor
University of Iowa

Vice Chair - Reserach/Dept of Obstetrics and Gynecology
Washington University School of Medicine in St. Louis
Sep 2018 – Present · 3 yrs 4 mos
St. Louis, MO

Professor
University of Iowa
2009 – Present · 12 yrs

Professor
Washington University in St. Louis
2011 – 2015 · 4 yrs

Education

Vanderbilt University School of Medicine
Postdoctoral Fellow, Molecular Physiology and Biophysics
1993 – 1997

Medical College of Wisconsin
Doctor of Philosophy - PhD, Physiology, General
1989 – 1993

Carleton College
Bachelor's degree, Biology, General
1983 – 1988